

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 11, 2016

Rami Zigdon
Chief Executive Officer
Todos Medical Limited
1 Hamada Street
Rehovot, Israel

> **Re: Todos Medical Limited**
> **Registration Statement on Form F-1**
> **Filed February 26, 2016**
> **File No. 333-209744**

Dear Mr. Zigdon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our Company, page 6</u>

1.   Please describe briefly the method by which you "train your tests" to a specific country. Please make any corresponding changes in your business section.

2.   We refer to your disclosure regarding your receipt of CE approval and that such approval, "allows [you] to legally commercialize [y]our products in Europe and some other parts of the world with relatively small efforts." We also note your disclosure in the following paragraph that you will need to conduct additional clinical trials in order to commercialize your cancer screening tests in countries that accept CE certification. Please revise your disclosure to resolve any inconsistencies and clarify whether you are currently able to market your products, and if so, please disclose any jurisdiction in which you are currently marketing such products. In addition, please describe briefly the meaning and significance of a CE certification and include the regulatory agency and jurisdiction that grants the certification, the requirements to obtain approval, and the date

upon which you received the certification. Please make any corresponding changes to your prospectus.

3. We note your disclosure regarding "small pilot" clinical trials. Please expand your disclosure here and in your business section to describe the purpose and parameters of your "small pilot" clinical trials. In addition, please clarify your disclosure to state whether you have submitted or were granted approval by the FDA of an investigational new drug application, and, if so, please state the date of your application or grant, respectively. In the alternative, please include disclosure, if true, that in order to conduct your planned clinical trials in the United States you will be required to receive approval from the FDA of an investigational new drug application, and include the approximate timeline for your submission of the application. Please make any corresponding changes throughout your prospectus.

4. Please revise your disclosure to describe the CLIA pathway and include a discussion of how you would be able to commercialize your products in the United States using this pathway. In addition, please expand your risk factors and business section to disclose any material differences between a potential FDA track for approval as contemplated by your "small pilot" trials and an approval pursuant to a CLIA.

Past Clinical Studies, page 48

5. We refer to your clinical studies. For each of the results of your studies, please disclose whether any statistical analysis was performed and include any corresponding p-values. In addition, please explain the meaning and significance of the achievement of a "partially" obtained objective.

6. Please refer to your first bullet on page 48. Please revise your disclosure to describe the method by which the responses of "good, intermediate and unfavorable response" were measured. In addition, please disclose whether any statistical analysis was performed and include any corresponding p-values.

Employment Agreements with Executive Officers, page 68

7. Please revise your disclosure to state whether shareholder approval for Mr. Zigdon's employment agreement is required and, if so, whether you have or intend to obtain shareholder approval.

Transactions with Related Persons, page 69

8. We refer to your disclosure on page 68 regarding various option grants. Please address these in your discussion of related party transactions and recent sales of unregistered securities in accordance with Item 7 of Form 20-F and Item 701 of Regulation S-K, respectively.

Exhibit Index

9.   Please include a list of subsidiaries as an exhibit to your Form F-1 in accordance with Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mary Mast at (202) 551-3613 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, James Lopez at (202) 551-3536 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ James Lopez (for)

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Gregg E. Jaclin, Esq., Szaferman, Lakind, Blumstein & Blader, PC